AVATAR HOLDINGS INC.
                               201 ALHAMBRA CIRCLE
                           CORAL GABLES, FLORIDA 33134




                                  July 14, 2006


BY EDGAR correspondence

Mr. John Cash
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549

              Re:      Avatar Holdings Inc.
                       Response to Staff Comments on:
                       Form 10-K for the fiscal year ended December 31, 2005 Filed March 15, 2006

                       File No. 1-7395

Dear Mr. Cash:

         On behalf of Avatar Holdings Inc. ("Avatar"), this letter responds to your letter dated June 29, 2006, relating to comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") on the above-referenced filing of Avatar. The responses to the Staff's comments are numbered to relate to the corresponding comments in your letter.


FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Note G. Notes, Mortgage Notes and Other Debt, page 64

1. WE HAVE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT ONE IN OUR LETTER DATED JUNE 7, 2006. BECAUSE YOUR 4.5% CONVERTIBLE SENIOR NOTES AGREEMENT PROVIDES AN OPTION OF SETTLEMENT THAT INCLUDES A COMBINATION OF SHARES OF COMMON STOCK AND CASH, THE INSTRUMENT WOULD NOT BE CONSIDERED A CONVENTIONAL CONVERTIBLE INSTRUMENT. PLEASE PROVIDE US WITH AN ANALYSIS OF HOW YOU CONSIDERED PARAGRAPH 12 THROUGH 32 OF EITF 00-19 IN EVALUATING THE CLASSIFICATION OF THE EMBEDDED DERIVATIVE CONVERSION FEATURE.



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Mr. John Cash
July 14, 2006
Page 2

The governing documents under which the 4.5% Convertible Senior Notes ("Notes") were issued (herein collectively referred to as the "Contract") do not provide for "net-share settlement" in accordance with EITF 00-19, i.e. delivery by the party with a loss to the party with a gain of shares with a current fair value equal to the gain. Determination of settlement in stock, cash or a combination thereof is solely at the option of Avatar. In addition, "net-cash settlement" could be applicable only under certain circumstances related to conversion of the instrument and solely at the option of Avatar. Avatar has concluded that even if it assumes that the Notes are not conventional convertible instruments, the conversion option is not an embedded derivative since it is indexed to Avatar's common stock and would be classified in stockholders' equity if it were issued as a separate instrument. Therefore, bifurcation and separate accounting of the conversion option is not required.

The following is our analysis of paragraphs 12 through 32 of EITF 00-19:

12. Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash (see discussion in the last sentence of this paragraph and in paragraph 27, below). Similarly, for SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company's shares cannot be accounted for as permanent equity (that is, temporary equity classification under ASR 268 would be required unless net-cash settlement can be imposed on the company, in which case, the contract would be classified as an asset or a liability). [NOTE: See paragraph 74 of the STATUS section and the Subsequent Developments section in Topic D-98.] Those conclusions do not allow for an evaluation of the likelihood that an event would trigger cash settlement (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the company, then that potential outcome need not be considered when applying the consensuses in this Issue.

          The Notes are accounted for as a liability of Avatar. There are no provisions in the Notes that require net-cash settlement. In certain circumstances related to conversion, Avatar may elect net-cash settlement should it exercise its option to settle the Contract in cash or in a combination of cash and shares. Otherwise, holders of the Notes may only convert their Notes into shares of Avatar common stock at a fixed conversion rate, which is 19.0006 shares per $1,000 principal amount of the Notes. Holders of the Notes do not have an option to choose, in lieu of Avatar common stock, delivery of cash or a combination of cash and common stock.


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Mr. John Cash
July 14, 2006
Page 3


13. Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 27 and 28), all of the following conditions must be met for a contract to be classified as equity:

          See the following analysis of paragraphs 14 through 32.

THE CONTRACT PERMITS THE COMPANY TO SETTLE IN UNREGISTERED SHARES.

14. The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18, below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed registration statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a net-share or physical settlement is a legal determination. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.

          Although the Registration Rights Agreement relating to the Notes requires that Avatar use best efforts to effect registration of the Notes and the common shares issuable upon conversion thereof, there is no requirement that shares of Avatar common stock delivered upon conversion must be registered. Consequently, issuance of unregistered shares would be permitted upon conversion of the Notes.

15. A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using "commercially reasonable means." That valuation is used to determine the number of unregistered shares that must be delivered to the counterparty. The term commercially reasonable means is sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value that would then compel a company to net-cash settle the contract. Similarly, a contractual requirement to determine the fair value of unregistered shares by obtaining market quotations is sufficiently objective and would not suggest that the settlement alternatives have different economic values.

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Mr. John Cash
July 14, 2006
Page 4


          The number of shares to be issued (whether registered or unregistered) is a fixed conversion rate of 19.0006 shares per $1,000 principal amount of the Notes, subject to standard antidilution provisions which are in the control of Avatar and designed to maintain the value of the conversion option. The conversion price and the related number of shares issuable upon conversion were determined at the time of the pricing of the Notes. Accordingly, there are no provisions in the Contract permitting a counterparty to specify the value of shares delivered or to determine the value of unregistered shares. Moreover, settlement alternatives do not have different economic values.


16. If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.

          In the only circumstance in which Avatar would have a net cash settlement option, there are no penalties associated with one settlement option versus another under the Contract. While there was a Registration Rights Agreement entered into contemporaneously with the Contract providing for liquidated damages in the event a registration statement was not filed or maintained for the Notes and the underlying common stock under certain circumstances, Avatar has concluded that the Registration Rights Agreement and the Contract should be accounted for separately. Consequently, Avatar only analyzed the embedded derivative contained in the Contract for determining classification under EITF 00-19. Avatar's conclusion is based on the view that the agreements are separate legal instruments with separate durations, and that the Registration Rights Agreement does not affect the value of the conversion option to the debt holder who whether or not liquidated damages are applicable will receive the same number of shares, or if Avatar exercises its cash option, the same amount of cash upon conversion. Moreover, the Registration Rights Agreement does not affect Avatar's determination to exercise its option to settle in cash or shares since it will have the independent obligation to register shares whether or not it settles a particular conversion in cash. As a separate instrument, Avatar accounts for possible liquidated damages under SFAS 5, "Accounting for Contingencies" and periodically assesses whether events are such that a provision should be taken for liquidated damages.

17. The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).

Mr. John Cash
July 14, 2006
Page 5


Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company's control.

          The Contract does not require physical or net-share settlement of registered shares. In any event, as discussed above in Avatar's analysis under paragraph 14, the Contract does not preclude issuance of unregistered shares. Consequently, share settlement is within Avatar's control.

18. The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force's consensus in paragraph 14, above.

          This paragraph 18 is not applicable because as of the inception of the derivative transaction (March 30, 2004), the shares issuable upon conversion of the Notes were not registered.

THE COMPANY HAS SUFFICIENT AUTHORIZED AND UNISSUED SHARES AVAILABLE TO SETTLE THE CONTRACT AFTER CONSIDERING ALL OTHER COMMITMENTS THAT MAY REQUIRE THE ISSUANCE OF STOCK DURING THE MAXIMUM PERIOD THE DERIVATIVE CONTRACT COULD REMAIN OUTSTANDING.

19. If a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company's own stock) with
(b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract. If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.

          As of March 30, 2004, there were 50,000,000 shares of common stock authorized, of which 8,251,386 shares were issued and outstanding and 2,293,022 shares were held in treasury, leaving 39,455,592 shares authorized for issuance. Of the 39,455,592 shares authorized and unissued, 886,980 shares were reserved for issuance under Avatar's

Mr. John Cash
July 14, 2006
Page 6


          Incentive Plan and 2,280,068 shares were reserved for issuance upon conversion of the Notes. As of March 31, 2006, there were 35,888,544 authorized and unissued and unreserved shares available in addition to shares reserved to satisfy all existing commitments. Inasmuch as shares issuable upon conversion of the Notes have been reserved shareholder approval would not be required in order to physically settle the Contract. The Contract does not provide for net-share settlement.


THE CONTRACT CONTAINS AN EXPLICIT LIMIT ON THE NUMBER OF SHARES TO BE DELIVERED IN A SHARE SETTLEMENT.

20. For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate. For example, assume that a company writes a put option to a counterparty that permits the counterparty to sell 100,000 of the company's shares to the company at $100 per share. The contract permits the company to net-share settle the contract. If the market price of the company's shares falls to $1 as of the settlement date, the company would be required to deliver 9,900,000 shares. If the market price of the shares falls to $0.125, the company would be required to deliver 79,900,000 shares. If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company.

          This paragraph 20 is not applicable to the Notes because the Contract does not provide for net-share settlement, and the number of shares of common stock issuable on conversion is fixed at 19.0006 shares per $1,000 principal amount of the Notes, subject to standard antidilution provisions within Avatar's control. Accordingly, the number of shares issuable will be determinable by Avatar. Avatar has concluded as discussed above that it has (and will have) sufficient authorized, unissued and reserved shares available to settle the Contract.

21. If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares (the available number after considering the maximum number of shares that could be required to be delivered during the contract period under existing commitments as addressed in paragraph 19 of this Issue and including top-off or make-whole provisions as discussed in paragraph 26 of this Issue) to determine if net-share settlement is within the control of the company. A contract termination trigger alone (for example, a provision that requires that the contract will be terminated and settled if the stock price falls below a specified price) would not satisfy this requirement because, in that circumstance, the maximum number of shares deliverable under the contract is not known with certainty unless there is a stated maximum number of shares.

          For each $1,000 principal amount of the Notes, a holder is entitled to receive 19.0006 shares of Avatar's common stock for a maximum of 2,280,068 shares. As noted in paragraph 19, as of March 30, 2004

Mr. John Cash
July 14, 2006
Page 7


          there were 39,455,592 shares authorized and unissued, of which 886,980 shares were reserved for issuance under Avatar's Incentive Plan and 2,280,068 shares were reserved for issuance upon conversion of the Notes. There are no provisions in the Notes that require the Contract to be terminated and settled if Avatar's stock price falls below a specified level. Therefore, the maximum number of shares deliverable is knowable with certainty.

22. The Task Force discussed a proposed contract structure that would include a cap on the number of shares that must be delivered upon net share settlement but would also provide that any contract valued in excess of that capped amount may be delivered to the counterparty in cash or by delivery of shares (at the company's option) when authorized, unissued shares become available. The proposed structure would require the company to use its best efforts to authorize sufficient shares to satisfy the obligation. It is assumed that under the proposed structure, the number of shares specified in the cap is less than the company's authorized, unissued shares less the number of shares that are part of other commitments (see paragraph 19, above).

          This paragraph 22 is not applicable because there are no such provisions in the Contract.

23. The Task Force concluded that use of the company's best efforts to obtain sufficient authorized shares to settle the contract is within the company's control. Accordingly, the Task Force reached a consensus that if the contract provides that the number of shares required to settle the excess obligation is fixed on the date that net-share settlement of the contract occurs, the excess shares need not be considered when determining whether the company has sufficient, authorized, unissued shares to net-share settle the contract pursuant to paragraph 19, above. However, the contract may provide that the number of shares that must be delivered to settle the excess obligation is equal to a dollar amount that is fixed on the date of net share settlement (which may or may not increase based on a stated interest rate on the obligation) and that the number of shares to be delivered will be based on the market value of the stock at the date the excess amount is settled. In that case, the excess obligation represents stock-settled debt and would preclude equity classification of the contract (or, if partial net-share settlement is permitted under the contract pursuant to paragraph 11, above, would preclude equity classification of the portion represented by the excess obligation).

          This paragraph 23 is not applicable because there are no such provisions in the Contract.


24. As discussed in paragraphs 53-56, a company may have existing derivative contracts as of September 20, 2000, that are not subject to the consensuses in paragraphs 10-32 of this Issue until June 30, 2001 (if they remain outstanding at that date), and that do not have a limit on the number of shares that could be delivered in a net-share settlement. Therefore, the number of shares that

Mr. John Cash
July 14, 2006
Page 8


could be delivered under those derivative contracts in a net-share settlement is essentially indeterminate. The Task Force observed that if one of those contracts is outstanding at the date the company enters into a new contract subject to this Issue, the company could be precluded from concluding that it has sufficient shares authorized and unissued to net-share settle the new contract as a result of the absence of a cap in the preexisting contract. The Task Force reached a consensus that, until June 30, 2001, contracts outstanding as of the date of the consensuses in paragraphs 10-32 (September 20, 2000) that do not include a cap should be deemed to have a cap equal to the number of shares that would be required to net-share settle the contract on September 20, 2000, as if the contract matured on that date. That deemed cap is the number of shares that should be considered in determining whether there are sufficient authorized, unissued shares to permit net-share or physical settlement of new contracts entered into after September 20, 2000. If on June 30, 2001, those preexisting contracts remain outstanding, the deemed cap no longer applies. After that date, if the absence of the deemed cap causes share settlement of contracts to be outside the control of the company, those preexisting contracts and any new contracts entered into after September 20, 2000 that were classified as equity instruments must be reclassified to assets or liabilities on June 30, 2001. Refer to the transition discussion in paragraph 53 for guidance on how the reclassification should be accounted for.

          As of March 30, 2004, Avatar did not have any other derivative contracts outstanding that were issued as of September 20, 2000. Therefore, the provisions of this paragraph 24 do not apply.

THERE ARE NO REQUIRED CASH PAYMENTS TO THE COUNTERPARTY IN THE EVENT THE COMPANY FAILS TO MAKE TIMELY FILINGS WITH THE SEC.

25. The Task Force reached a consensus that the ability to make timely SEC filings is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.

          There are no provisions in the Contract that require net-cash settlement in the event Avatar fails to make timely filings with the SEC.



THERE ARE NO REQUIRED CASH PAYMENTS TO THE COUNTERPARTY IF THE SHARES INITIALLY DELIVERED UPON SETTLEMENT ARE SUBSTANTIALLY SOLD BY THE COUNTERPARTY AND THE SALES PROCEEDS ARE INSUFFICIENT TO PROVIDE THE COUNTERPARTY WITH FULL RETURN OF THE AMOUNT DUE (THAT IS, THERE ARE NO CASH SETTLED "TOP-OFF" OR "MAKE-WHOLE" PROVISIONS).

26. Some contracts include top-off or make-whole provisions. While the exact terms of such provisions vary, they generally are intended to reimburse the counterparty for any losses it incurs or to transfer to the company any gains the counterparty recognizes on the difference between the settlement date value

Mr. John Cash
July 14, 2006
Page 9


and the value received by the counterparty in subsequent sales of the securities within a specified time after the settlement date. If such a provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including "top-off" or "make-whole" provisions) is fixed and less than the number of available authorized shares (authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments as discussed in paragraph 19, above), a top-off or make-whole provision would not preclude equity classification. If those conditions are not met, equity classification would be precluded. [NOTE: See paragraphs 71-77 of the STATUS section.]

          There are no provisions in the Contract that are intended to reimburse the counterparty for any losses it incurs or to transfer to Avatar any gains the counterparty recognizes on the difference between the settlement date value and the value received by the counterparty in subsequent sales of the securities within a specified time after the settlement date. Consequently, the paragraph is inapplicable to the Contract.

THE CONTRACT REQUIRES NET-CASH SETTLEMENT ONLY IN SPECIFIC CIRCUMSTANCES IN WHICH HOLDERS OF SHARES UNDERLYING THE CONTRACT ALSO WOULD RECEIVE CASH IN EXCHANGE FOR THEIR SHARES.

27. Generally, if an event that is not within the company's control could require net-cash settlement, then the contract must be classified as an asset or a liability. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded. For example, an event that causes a change in control of a company is not within the company's control and, therefore, if a contract requires net-cash settlement upon a change in control, the contract generally must be classified as an asset or a liability. However, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision. In that case, if the holders of the shares underlying the contract were to receive cash in the transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract. If instead of cash, holders of the shares underlying the contract receive other forms of consideration (for example, debt), the counterparty also must receive debt (cash in an amount equal to the fair value of the debt would not be considered the same form of consideration as debt). Similarly, a change-in-control provision could specify that if all stockholders receive stock of an acquiring company upon a change in control, the contract will be indexed to the shares of the purchaser (or issuer in a business combination accounted for as a pooling of interests) specified in the business combination agreement, without affecting classification of the contract.

Mr. John Cash
July 14, 2006
Page 10


          There are no provisions or events in the Contract that would require net-cash settlement other than at Avatar's option in certain circumstances related to conversion. The Contract provides that Avatar will not consolidate with or merge into any other entity or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets unless (i) the entity formed by such consolidation or into which Avatar is merged or the entity which acquires or leases all or substantially all of Avatar's properties and assets is a corporation organized and existing under the laws of the United States of America or any state thereof or the District of Columbia, and expressly assumes by supplemental indenture, all of Avatar's obligations under the Notes and under the indenture; (ii) immediately after giving effect to such transactions, no Event of Default (as defined) or Default (as defined) shall have occurred and be continuing; and (iii) Avatar has delivered to the trustee an officer's certificate and an opinion of counsel each stating that such merger or consolidation, or such sale, conveyance, transfer, lease or other disposition, complies with the requirements of the indenture and that all conditions precedent relating to such transactions have been complied with. If a successor corporation assumes Avatar's obligations, the successor will succeed to and be substituted for Avatar under the indenture and the Notes.

28. The Task Force was advised that, in the event of nationalization, cash compensation would be the consideration for the expropriated assets and, as a result, a counterparty to the contract could receive only cash, as is the case for a holder of the stock underlying the contract. Because the contract counterparty would receive the same form of consideration as a stockholder, a contract provision requiring net-cash settlement in the event of nationalization does not preclude equity classification of the contract.

          This paragraph 28 is not applicable because Avatar is a duly organized corporation of the United States of America, is not a foreign entity and does not conduct operations in any foreign country; and is, therefore, not subject to nationalization.



THERE ARE NO PROVISIONS IN THE CONTRACT THAT INDICATE THAT THE COUNTERPARTY HAS RIGHTS THAT RANK HIGHER THAN THOSE OF A SHAREHOLDER OF THE STOCK UNDERLYING THE CONTRACT.

29. To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company's bankruptcy. Because a breach of the contract by the company is within its control, the fact that the counterparty would have normal contract remedies in the event of such a breach does not preclude equity classification.

Mr. John Cash
July 14, 2006
Page 11


          Except insofar as holders of Notes have rights as creditors as holders of debt instruments, such holders do not have the rights of a creditor in bankruptcy (i.e. such holders do not have rights as a creditor as a result of the conversion feature of the Notes).

30. As a result of the requirement described in the preceding paragraph, a contract cannot be classified as equity if the counterparty's claim in bankruptcy would receive higher priority than the claims of the holders of the stock underlying the contract. The Task Force was advised that, generally, based on existing law, a net-share settled derivative that a company has a right to settle in shares even upon termination could be net-share settled in bankruptcy. The Task Force also was advised that if the contract is not net-share settled, the claim of the counterparty would not have priority over those of the holders of the underlying stock, even if the contract specified cash settlement in the event of bankruptcy. The Task Force was advised that in federal bankruptcy proceedings, a debtor cannot be compelled to affirm an existing contract that would require it to pay cash to acquire its shares (which could be the case, for example, with a physically settled forward purchase or written put). As a result, even if the contract requires that the company (debtor) pay cash to settle the contract, the company could not be required to do so in bankruptcy.

          As indicated in our analysis with respect to paragraph 29, holders of Notes do not have rights of creditors simply by virtue of the conversion feature in the Contract. Accordingly, Avatar would not expect them to receive higher priority than its common stockholders.

31. Because of the complexity of federal bankruptcy law and related case law, and because of the differences in state laws affecting derivative contracts, it is not possible to address all of the legal issues associated with the status of the contract and the claims of the counterparty in the event of bankruptcy. A contract provision requiring net-cash settlement in the event of bankruptcy would not preclude equity classification if it can be demonstrated that, notwithstanding the contract provisions, the counterparty's claims in bankruptcy proceedings in respect of the company could be net-share settled or would rank no higher than the claims of the holders of the stock underlying the contract. Determination of the status of a claim in bankruptcy is a legal determination.

          Determination of this issue would be made by the courts in the event of bankruptcy.


THERE IS NO REQUIREMENT IN THE CONTRACT TO POST COLLATERAL AT ANY POINT OR FOR ANY REASON.

32. A requirement to post collateral of any kind (other than the company's shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.

          There are no provisions in the Contract that require Avatar to post collateral at any point or for any reason.

Mr. John Cash
July 14, 2006
Page 12




Note O. Financial Information Relating to Industry Segments, page 73
--------------------------------------------------------------------

2. WE HAVE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT TWO. IF YOUR ARIZONA OPERATIONS BECOME MORE SIGNIFICANT TO YOUR RESULTS OR IF YOU EXPAND YOUR OPERATIONS TO OTHER GEOGRAPHIC REGIONS, WE REMIND YOU THAT YOU SHOULD REGULARLY REASSESS THE AGGREGATION CRITERIA SET FORTH IN PARAGRAPH 17 OF SFAS 131.

We will continue to reassess the aggregation criteria set forth in paragraph 17 of SFAS 131 if our Arizona operations become more significant or we expand our operations to other geographic regions.



         If you have any questions or would like additional information, please contact the undersigned at (305) 442-7000.



                                         Very truly yours,

                                         AVATAR HOLDINGS INC.

                                          By: /s/ Charles L. McNairy
                                             ------------------------
                                             Charles L. McNairy
                                             Executive Vice President, Chief
                                             Financial Officer and Treasurer